# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: G Willi Food International Ltd, CIK 0001030997
CUSIP: M52523103
Title of class of securities: Ordinary Shares, nominal value NIS 0.10 per share
Address of issuer's principal executive offices: 4 Nahal Harif St., Yavne, Israel (L3), 81224
Date of event which requires filing of this statement: 05/18/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001178913-26-000142
Filed by CIK 0001398346

## Reporting persons
- MEITAV INVESTMENT HOUSE LTD: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,029,449; sole dispositive power 0; shared dispositive power 2,029,449; aggregate amount beneficially owned 2,029,449 (14.59% of the class)
  Comment: With regard to rows (6), (8), (9) and (11), the beneficial ownership of the securities reported herein is described in Item 4(a).
  
  Row (11) is based on 13,906,412 Ordinary Shares outstanding as of June 09, 2026 (as reported on Bloomberg LP).
- MEITAV PROVIDENT FUNDS & PENSION LTD: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,008,155; sole dispositive power 0; shared dispositive power 2,008,155; aggregate amount beneficially owned 2,008,155 (14.44% of the class)
  Comment: With regard to rows (6), (8), (9) and (11), the beneficial ownership of the securities reported herein is described in Item 4(a).
  
  Row (11) is based on 13,906,412 Ordinary Shares outstanding as of June 09, 2026 (as reported on Bloomberg LP).

## Item 1. Issuer
Name of issuer: G Willi Food International Ltd
Address of issuer's principal executive offices: 4 Nahal Harif St., Yavne, Israel, 81224

## Item 2. Person Filing
Name of person filing:
MEITAV INVESTMENT HOUSE LTD

The securities reported herein are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the MEITAV INVESTMENT HOUSE LTD. (the "Subsidiaries"). Some of the securities reported herein are held by third-party client accounts managed by a subsidiary of the Reporting Person as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts. The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.
Address of principal business office or, if none, residence: 1 Jabotinski, Bene-Beraq, Israel
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See row 9 of cover page of the reporting person.

Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by either the Filing Person or Subsidiaries that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each reporting person disclaims the existence of any such group. In addition, the Filing Person and Subsidiaries disclaims any beneficial ownership of the securities covered by this report in excess of their actual pecuniary interest therein. This Statement shall not be construed as an admission by the Filing Person or Subsidiaries that they are the beneficial owners of any of the Ordinary Shares covered by this Statement, and each of Filing Person and Subsidiaries disclaims beneficial ownership of any such Ordinary Shares.

As of June 09, 2026, the securities reported herein were held as follows:

21,294 ordinary shares (representing 0.15% of the total ordinary shares outstanding) beneficially owned by MEITAV MUTUAL FUNDS LTD.

2,008,155 ordinary shares (representing 14.44% of the total ordinary shares outstanding) beneficially owned by MEITAV PROVIDENT FUNDS & PENSION LTD.
Percent of class: See row 11 of cover page of the reporting person
Sole power to vote or to direct the vote: See row 5 of cover page of each reporting person
Shared power to vote or to direct the vote: See row 6 of cover page of each reporting person and note in Item 4(a) above
Sole power to dispose or to direct the disposition: See row 7 of cover page of each reporting person
Shared power to dispose or to direct the disposition: See row 8 of cover page of each reporting person and note in Item 4(a) above

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- MEITAV INVESTMENT HOUSE LTD: /s/ Ilan Raviv, Ilan Raviv/CEO (06/10/2026)
- MEITAV PROVIDENT FUNDS & PENSION LTD: /s/ Hagai Oren, Hagai Oren/CEO (06/10/2026)